Exhibit 8.1

Subsidiaries of the Company

Subsidiary	Jurisdiction of Incorporation	Principal Activity
PSA Finance Argentina Cía. Fiananciera S.A.	Republic of Argentina	Financial institution

BBVA Asset Management Argentina S.A.	Republic of Argentina	Investment fund manager

Consolidar AFJP S.A. (undergoing liquidation proceedings)	Republic of Argentina	Pension fund manager

Volkswagen Financial Services S.A.	Republic of Argentina	Financial institution